FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi combo granted Priority Review for BTC

4 May 2022 07:00 BST

Imfinzi plus chemotherapy granted Priority Review in the US for patients with locally advanced or metastatic biliary tract cancer
based on TOPAZ-1 Phase III trial

First Phase III trial in this setting to show improved overall survival with an immunotherapy added to chemotherapy over standard-of-care chemotherapy alone

AstraZeneca's supplemental Biologics License Application (sBLA) for Imfinzi (durvalumab), in combination with standard-of-care chemotherapy, has been accepted and granted Priority Review in the US for patients with locally advanced or metastatic biliary tract cancer (BTC).

The Food and Drug Administration (FDA) grants Priority Review to applications for medicines that, if approved, would offer significant improvements over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance.1 The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, is during the third quarter of 2022.

BTC is a group of rare and aggressive cancers that occur in the bile ducts and gallbladder. 2,3 Approximately 23,000 people in the US are diagnosed with BTC each year.2 These patients have a poor prognosis, with approximately 5% to 15% of patients with BTC surviving five years.4

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "People with advanced biliary tract cancer have faced poor outcomes and limited treatment options for too long, and today's news for the TOPAZ-1 trial underscores the urgency to deliver new, effective therapies in this setting. We are working closely with the FDA to bring the first immunotherapy-based option to patients with this devastating cancer and potentially set a new standard of care with Imfinzi plus chemotherapy."

The sBLA was based on results from an interim analysis of the TOPAZ-1 Phase III trial presented during the 2022 American Society of Clinical Oncology Gastrointestinal Cancers (ASCO GI) Symposium. The data showed Imfinzi plus chemotherapy (gemcitabine plus cisplatin) reduced the risk of death by 20% versus chemotherapy alone (based on a hazard ratio [HR] of 0.80; 95% confidence interval [CI], 0.66-0.97; 2-sided p=0.021). An estimated one in four (25%) patients treated with Imfinzi plus chemotherapy were alive at two years compared to one in 10 (10%) treated with chemotherapy alone.

Results also showed a statistically significant 25% reduction in the risk of disease progression or death with Imfinzi plus chemotherapy (HR, 0.75; 95% CI, 0.64-0.89; 2-sided p=0.001). The Imfinzi combination was generally well tolerated and did not increase the discontinuation rate due to adverse events compared to chemotherapy alone.

In December 2020, Imfinzi was granted Orphan Drug Designation in the US for the treatment of BTC.

Notes

Biliary tract cancer
Biliary tract cancer (BTC) is a group of rare and aggressive gastrointestinal (GI) cancers that form in the cells of the bile ducts (cholangiocarcinoma), gallbladder or ampulla of Vater (where the bile duct and pancreatic duct connect to the small intestine).2,3

Cholangiocarcinoma is more common in China and South-East Asia and is on the rise in Western countries.2,4 Gallbladder cancer is more common in certain regions of South America, India and Japan.5

Early-stage BTC affecting the bile ducts and gallbladder often presents without clear symptoms and most new cases of BTC are therefore diagnosed at an advanced stage, when treatment options are limited and the prognosis is poor.4-6

TOPAZ-1
TOPAZ-1 is a randomised, double-blind, placebo controlled, multicentre, global Phase III trial of Imfinzi in combination with chemotherapy (gemcitabine plus cisplatin) versus placebo in combination with chemotherapy as a 1st-line treatment in 685 patients with unresectable advanced or metastatic BTC including intrahepatic and extrahepatic cholangiocarcinoma, and gallbladder cancer. Patients with ampullary carcinoma were excluded.

The primary endpoint is overall survival and key secondary endpoints included progression-free survival, objective response rate and safety. The trial was conducted in 105 centres across 17 countries including in the US, Europe, South America and several countries in Asia including South Korea, Thailand, Japan and China.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiotherapy, and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial. In 2021, updated results from the CASPIAN trial showed Imfinzi plus chemotherapy tripled patient survival at three years versus chemotherapy alone.

Imfinzi is also approved for previously treated patients with advanced bladder cancer in several countries.

Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with small cell lung cancer (SCLC), NSCLC, bladder cancer, several GI cancers, ovarian cancer, endometrial cancer, and other solid tumours.

In the past year, Imfinzi combinations have demonstrated clinical benefit in multiple additional cancer settings with positive Phase III trials in unresectable advanced liver cancer (HIMALAYA) and metastatic NSCLC (POSEIDON).

AstraZeneca in GI cancers
AstraZeneca has a broad development programme for the treatment of GI cancers across several medicines and a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new cancer cases leading to approximately 3.6 million deaths.6

Within this programme, the Company is committed to improving outcomes in gastric, liver, BTC, oesophageal, pancreatic, and colorectal cancers.

Imfinzi is being assessed in combinations in liver, BTC, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease.

The Company aims to understand the potential of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, in the two most common GI cancers, colorectal and gastric cancers. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib) is a first-in-class PARP inhibitor with a broad and advanced clinical trial programme across multiple GI tumour types including pancreatic and colorectal cancers. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's Immuno-Oncology (IO) portfolio is anchored in immunotherapies that have been designed to overcome evasion of the anti-tumour immune response. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient.

In addition, the ability to combine the IO portfolio with radiation, chemotherapy, and targeted small molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. FDA. Priority Review. Available at: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/priority-review. Accessed May 2022.
2. Marcano-Bonilla L, et al. Biliary tract cancers: epidemiology, molecular pathogenesis and genetic risk associations. CCO. 2016;5(5).
3. ESMO. What is Biliary Tract Cancer. Available at:https://www.esmo.org/content/download/266801/5310983/1/EN-Biliary-Tract-Cancer-Guide-for-Patients.pdf. Accessed May 2022.
4. Turkes F, et al. Contemporary Tailored Oncology Treatment of Biliary Tract Cancers. Gastroenterol Res Pract. 2019; 2019:7698786.
5. Rawla P, et al. Epidemiology of gallbladder cancer. Clin Exp Hepatol. 2019;5(2):93-102.
6. Banales JM, et al. Cholangiocarcinoma 2020: the next horizon in mechanisms and management. Nat Rev Gastroenterol Hepatol. 2020;17:557-588.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 May 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary